

May 17, 2013

<u>Via E-mail</u>
Mr. Clinton W. Coldren
Chief Executive Officer
North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

      Re: **North American Energy Resources, Inc.**
              Amendment No. 2 to Form 10-K for Fiscal Year Ended April 30, 2012
              Filed May 14, 2013
              File No. 000-52522

Dear Mr. Coldren:

We have received your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99.1</u>

1. In response to comment 2 to our letter dated March 15, 2013, you provided a letter from Christopher Energy, LLC, dated March 18, 2013, discussing the possible effects of regulation on the ability of the company to recover the estimated reserves and that the assumptions, data, methods and procedures used were appropriate for the purpose served by the report. We note that the filed revised reserve report by Christopher Energy, LLC dated April 18, 2013 does not include this disclosure or attach the referenced letter to the revised report. Please obtain and file a revised report from Christopher Energy, LLC which includes these disclosures. Refer to Item 1202(a)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Alan G. Massara